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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                              SEC FILE NUMBER
                                                                 000-23880


                           NOTIFICATION OF LATE FILING

                                                               CUSIP NUMBER
                                                                 610242109
                                                               Common Stock

(Check One):  |X| Form 10-K  |_| Form 20-F   |_| Form 11-K  |_| Form 10-Q
              |_| Form 10-N-SAR
                For Period Ended:            December 31, 1997

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
               For the Transition Period Ended: _______________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Monroc, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1730 Beck Street
Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah   84110

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)   The  subject  annual  report,   semi-annual  report,   transition
               report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed) See Schedule Part III attached hereto.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        L. William Rands                801                        359-3701
              (Name)                (Area Code)              (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).      |X|Yes   |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                 |_| Yes  |X| No

(4) If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                                  Monroc, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   March 31, 1998                By:   /s/ L. William Rands
      -------------------                   ----------------------
                                            L. William Rands,
                                            Vice President - Finance, Chief
                                             Financial Officer,
                                            Treasurer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).



                                SCHEDULE PART III
                                 TO FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                    FILED BY
                                  MONROC, INC.
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

         Monroc, Inc., a Delaware corporation (the "Company"), is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 1997 within the prescribed time period without unreasonable effort or expense because additional time is needed to complete the required financial reports and related disclosure for the fiscal year then-ended. However, the Company believes that it will be in a position to complete the required financial reports and related disclosure within the Rule 12b-25 extension period.

         The Company is currently involved in a merger transaction (the "Merger") that if consummated and approved would result in a change of control of the Company. As a result of the pending Merger, the Company has devoted a substantial amount of time and effort in the preparation of the information necessary to consummate the Merger and obtain stockholder approval in a timely manner.

         In April 1997, the Board of Directors of the Company upon recommendation of its Audit Committee, approved a change in the Company's independent accountants from Grant Thorton LLP to Deloitte & Touche LLP ("Deloitte & Touche") effective for the year ended December 31, 1997. Accordingly, the Company's Annual Report for the year ended December 31, 1997 will be the first Annual Report on Form 10-K reviewed by Deloitte & Touche for the Company (the "Transition"). As is the case of any first-time engagement, Deloitte & Touche has reviewed and analyzed the Company's historical financial records and statements in detail. In addition, because of the pending Merger, Deloitte & Touche has devoted even more time to its review of the Company's records. In connection with finalizing the 10-K, certain matters are being reviewed that require discussion with, and independent verification from, outside third parties. One of these parties has been moving its corporate offices and has been unable to assist either the Company or Deloitte & Touche by providing the necessary information. As a result, this has further delayed the completion of the Annual Report on Form 10-K.

         Because of the complexity and time intensive nature of the Merger and the Transition, the Company believes that it will be in a better position to provide the necessary disclosure if it has the additional time afforded under Rule 12b-25 in which to file its Annual Report on Form 10-K for the fiscal year ended December 31, 1997.